Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 10, 2015

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 811-8194, 333-203488

Dear Mr. Gregory:

This letter responds to oral comments provided on May 11, 2015 by you on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form N-14 filed on April 16, 2015 (the “N-14”) by Financial Investors Trust (the “Registrant” or the “Trust”). The N-14 relates to the proposed reorganization of the Elessar Small-Cap Value Fund, a series of Elessar Funds Investment Trust, with and into the Emerald Small-Cap Value Fund, a series of the Trust.

The Registrant wishes to draw the Staff’s attention to its filing, on June 10, 2015, of Pre-Effective Amendment No. 1 to the N-14 (“PEA 1”). PEA 1 is being filed to, among other things, respond to the oral comments previously provided by the Staff and to incorporate various updating changes to the N-14.

Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

U.S. Securities and Exchange Commission
June 10, 2015

1.	Staff Comment: As general comments, please confirm that registrant will: (i) file this response letter by EDGAR correspondence accompanied by Tandy representations; (ii) review series/class information for the new Fund; (iii) complete all information appearing as bracketed in the N-14.

Registrant’s Response: Comment complied with. The Registrant’s Tandy representations appear at the end of this letter, and the Registrant confirms that it will review the applicable series and class information, as well as complete items appearing as bracketed in the N-14.

2.	Staff Comment: With respect to the form of proxy card that will accompany PEA 1, please include in the text of the card an explanatory note discussing shareholder revocation rights as well as information on where to send subsequent instructions or how to attend the meeting. Include also a statement to the effect that an incorrectly marked card will be voted in favor of the proposal.

Registrant’s Response: Comment complied with. The Registrant has included the requested information in the form of proxy card enclosed with the N-14.

3.	Staff Comment: In accordance with Item 5 of Form N-14, include also information required by Items 7, 8 and 11 (aside from information relating to purchases and redemptions of shares) of Form N-1A.

Registrant’s Response: Comment complied with. The Registrant has included additional disclosure regarding the Emerald Fund (specifically, tax information, financial intermediary information and share pricing information) under the heading “Additional Information Regarding the Emerald Fund” in the N-14.

4.	Staff Comment: To the extent applicable, describe interests of certain persons and experts in the proposed transaction in accordance with Item 8 of Form N-14.

Registrant’s Response: Comment complied with. The Registrant confirms that no affiliated person of the Registrant or named expert has any material interest in the Reorganization, and that no disclosure to this effect is applicable in the N-14.

5.	Staff Comment: Include the Householding information required by Item 23 of Schedule 14A.

U.S. Securities and Exchange Commission
June 10, 2015

Registrant’s Response: Comment complied with. The Registrant has included disclosure and instructions in the N-14 on how to request additional copies of materials for the same household.

6.	Staff Comment: In the cover letter to shareholders, consider including the time and place of the shareholder meeting.

Registrant’s Response: Comment complied with. Time and place information has been added to the shareholder letter.

7.	Staff Comment: In the cover letter to shareholders and elsewhere as applicable, update any statements to the effect that the meeting will take place in the “third calendar quarter of 2015.”

Registrant’s Response: Comment complied with. The Registrant has revised the aforementioned references to state “second calendar quarter of 2015”.

8.	Staff Comment: On the first page of the notice to shareholders, consider including disclosure explaining the Board of Trustees deliberations and recommendation.

Registrant’s Response: Comment complied with. The Registrant has added a brief paragraph to the notice explaining the Board’s recommendation.

9.	Staff Comment: Please verify consistency of defined terms throughout the shareholder letter, notice and prospectus/proxy statement. Consider whether a previously defined term needs to be defined in multiple locations.

Registrant’s Response: Comment complied with. The Registrant has defined certain terms once in the letter shareholders (as this may be viewed as a separate document by shareholders) and then once again in the balance of the materials. The Registrant has also reviewed the consistency of other defined terms used.

10.	Staff Comment: In the Question & Answer section, in response to the question “[w]hat issue am I being asked to vote on?”, use a plain English formulation to explain the pro rata distribution of shares.

Registrant’s Response: Comment complied with. The Registrant has rephrased the response to this item to state that “ . . . the Elessar Fund will distribute Investor Class shares and Institutional Class shares of the Emerald Fund to Elessar Fund Investor Class and Institutional Class shareholders respectively (in the same proportions in which those shareholders held Elessar Fund shares) . . . ”.

U.S. Securities and Exchange Commission
June 10, 2015

11.	Staff Comment: In the Question & Answer section, please consider, in light of the differences between the Elessar Fund and Emerald Fund policies, whether “somewhat similar” or “similar” are appropriate descriptions in comparing the two funds.

Registrant’s Response: In response to the Question “[w]ill the investment objective or investment policies change as a result of the Reorganization?”, the Registrant has revised the narrative answer to state that, while the two Funds share a number of similar investment policies, there are some notable differences.

12.	Staff Comment: Consider including a brief explanation of the major differences between the two funds’ purchase and redemption procedures within the Question & Answer section.

Registrant’s Response: Comment complied with. The Registrant has enhanced the existing disclosure regarding purchase and redemption procedures in the Question & Answer section.

13.	Staff Comment: Consider consolidating the Question & Answer disclosure regarding sales charges to clarify that the Investor Class and that the Investor and Institutional Classes do not impose contingent deferred sales charges. Also clarify whether any sales charges would be imposed if an investor converts share classes immediately following the Reorganization.

Registrant’s Response: Comment complied with. The Registrant has combined two previously separate items relating to sales loads and contingent deferred sales charges. The Registrant has also included an additional Question & Answer item clarifying that redemption fees will not be imposed on a shareholder who acquired Elessar Fund shares within 90 days prior to the Reorganization and who redeems shares immediately following the Reorganization.

The Emerald Fund permits Class A and Class C shareholders to exchange their shares for Institutional Class shares, provided that eligibility requirements are met. As Elessar Fund shareholders will not acquire Class A or Class C shares of the Emerald Fund as part of the Reorganization, the Registrant has not included discussion of such share class exchanges in the N-14.

U.S. Securities and Exchange Commission
June 10, 2015

14.	Staff Comment: Explain supplementally why the merger would improve company research if the Adviser is the same. Also clarify the meaning of “other resources.” State that the Board believes the Reorganization is in the best interest of shareholders pursuant to Rule 17a-8.

Registrant’s Response: In the Question & Answer section of the N-14, as well as in the subsequent section entitled “Reasons for the Reorganization,” the Registrant has revised the disclosure to minimize the emphasis on the Adviser’s operations, and has instead enhanced discussion of the Board’s consideration of potential advantages and disadvantages of moving from Elessar Funds Investment Trust to Financial Investors Trust, where the Elessar Fund would be one series among several other series of a larger fund complex. In addition, the Registrant has included language in the “Reasons for the Reorganization” section that is consistent with the required determinations under Rule 17a-8.

15.	Staff Comment: On the first page of the Prospectus/Proxy Statement, clarify the shareholders and classes of shareholders entitled to vote in the sentence beginning “the close of business on May 11, 2015”.

Registrant’s Response: Comment complied with. The Registrant has added clarification as requested.

16.	Staff Comment: Pursuant to Item 4(a)(5) of Form N-14, please described any material differences in the rights of security holders. Include, for example, discussion of any shareholder approval rights that would be lost upon Elessar Fund shareholders exchanging their shares for Emerald Fund shares.

Registrant’s Response: Comment complied with. The Registrant has included enhanced disclosure in the section newly titled “Shares and Rights of Shareholders” in the Proxy Statement/Prospectus. As part of this discussion, the Registrant has reiterated that Elessar Fund shareholders will no longer have approval rights over changes to investment objectives as shareholders of the Emerald Fund.

17.	Staff Comment: Explain in the Proxy Statement/Prospectus whether any portfolio repositioning is anticipated as a result of the Reorganization, and if so, disclose the costs and expenses associated with such repositioning as appropriate.

Registrant’s Response: Based on information provided by the Adviser, the Registrant understands that no portfolio repositioning is anticipated by the Elessar Fund’s portfolio managers in connection with the Reorganization. A sentence to this effect has been added to the Question & Answer section.

U.S. Securities and Exchange Commission
June 10, 2015

18.	Staff Comment: Consider providing a plain English elaboration on the defined term “Valuation Date.”

Registrant’s Response: Comment complied with. The Registrant has included explanatory notes indicating that the Valuation Date is, as defined in the Plan, is expected to occur on or about June 26, 2015.

19.	Staff Comment: Emerald will pay the expenses – clarify to state “all of the expenses”.

Registrant’s Response: Comment complied with.

20.	Staff Comment: Clarify that independent directors participated in the review of the Reorganization. Consider enhancing disclosure with respect to Rule 17a-8 factors. Disclose any negative aspects considered by the Board.

Registrant’s Response: Comment complied with. The Registrant has included, where it deems appropriate, language specifically referring to the participation of the independent trustees. In addition, the Registrant has included references to Rule 17a-8 factors in both the Question & Answer section as well as the section titled “Reasons for the Reorganization.”

21.	Staff Comment: In the Comparison of Investment Objectives and Policies, clarify in the heading that this refers to “Principal” investment objectives and policies. Highlight policies that have either been removed or made non fundamental. Clarify that, in connection with certain policies that have been made non-fundamental, that there is a loss of shareholder approval rights.

Registrant’s Response: Comment complied with. The abovementioned section has been retitled “Comparison of Investment Objective, Principal Investment Strategies and Investment Policies.” The Registrant has included an introductory summary in the beginning of this section noting similarities as well as key differences. With respect to the sole Elessar Fund fundamental policy that is no longer applicable to the Emerald Fund, the Registrant has labeled this change as “Important” and has noted in the comparison that approval rights are being removed.

22.	Staff Comment: Please provide full comparison of principal risks of the Elessar Fund and the Emerald Fund unless the risks are substantially identical.

U.S. Securities and Exchange Commission
June 10, 2015

Registrant’s Response: Comment complied with. The Registrant has included, with respect to each current Elessar Fund principal risk, a comparable Emerald Fund principal risk, except where the principal risks are identical. Where there is no comparable principal risk, the Registrant has included an explanatory note.

23.	Staff Comment: Please confirm supplementally, with respect to certain Forms N-Q and Forms N-CSR filed by Elessar Funds Investment Trust, that the appropriate persons have signed the Section 302 and Section 906 certifications in their capacities as principal executive officer and principal financial officer respectively.

Registrant’s Response: The Registrant notes as a preliminary matter that, as an entity unaffiliated with the Elessar Funds Investment Trust (the “Elessar Trust”), it does not have direct access to, nor does it have firsthand knowledge of, the Elessar Trust’s historical books and records. However, based on discussions with representatives of the Elessar Trust, the Registrant understands that the Elessar Trust has filed, as of June 4, 2015, corrected versions of certain historical Forms N-Q and Forms N-CSR of the Elessar Trust. In addition, and likewise based on information provided by representatives of the Elessar Trust, the Registrant understands that the signing persons for the aforementioned corrective filings were signing in the respective capacities of principal financial officer (M. Krahe) and principal executive officer (R. Giesen).

24.	Staff Comment: Please confirm supplementally that fee table in the N-14 will be the same as fee table used for the Emerald Fund’s prospectus and statement of additional information filed on Form N-1A.

Registrant’s Response: Comment complied with. The Registrant confirms that the fee table appearing in the N-14 reflects the same information as presented in the Form N-1A prospectus for the Emerald Fund.

25.	Staff Comment: Remove “current” from fee tables in connection with Emerald Fund.

Registrant’s Response: Comment complied with. The term has been removed.

26.	Staff Comment: In the fee tables, please add a footnote stating that other expenses for the Emerald Fund are based on estimated amounts for the initial fiscal year.

Registrant’s Response: Comment complied with. Please see new footnote (1) to the fee tables for the Emerald Fund.

U.S. Securities and Exchange Commission
June 10, 2015

27.	Staff Comment: Include the terms of the Elessar Fund fee waiver as a footnote.

Registrant’s Response: Comment complied with. Please see footnote (2) to the comparative fee tables.

28.	Staff Comment: Confirm supplementally that the Adviser, in its capacity as adviser to the Emerald Fund, will forfeit the right to recoup any previously waived expenses under the Elessar Fund’s waiver agreement.

Registrant’s Response: Comment complied with. Based on discussions with the Adviser, the Registrant confirms that the Adviser, as adviser to the Emerald Fund, will not recoup expenses waived under the Elessar Fund’s waiver agreement.

29.	Staff Comment: In the capitalization table, update the pro forma presentation to a date within 30 days of the filing date.

Registrant’s Response: Comment complied with. Please see the updated capitalization table in the N-14.

30.	Staff Comment: Explain supplementally why Class A and Class C shares of the Emerald Fund are being discussed in the N-14 and consider whether inclusion of their discussion may be confusing.

Registrant’s Response: The Registrant had initially included information Class A and Class C shares in the interest of providing more comprehensive disclosure about the different classes of shares offered by the Emerald Fund, and to counteract any impressions that only two classes of shares would be offered. In consideration of the Staff’s comment, the Registrant has deleted certain disclosure relating to specific Class A and Class C share information.

31.	Staff Comment: Clarify whether Elessar Fund shareholders who acquired their shares within ninety days of the Reorganization date will be subject to redemption fees if they redeem their shares immediately following the Reorganization.

Registrant’s Response: Comment complied with. As noted earlier in connection with Staff Comment 13, the Registrant has clarified in the Question & Answer section that redemption fees will not be charged by the Emerald Fund on former Elessar Fund shareholders who have acquired their Emerald Fund shares through the Reorganization.

32.	Staff Comment: In connection with purchases and redemptions of shares, please clarify the meaning of the term “directly” and whether this refers to contact by mail/telephone.

U.S. Securities and Exchange Commission
June 10, 2015

Registrant’s Response: Comment complied with. The Registrant has included, as it deems appropriate, a number of new parentheticals to explain that the term “directly” does indeed refer to purchases or redemptions made by contacting the respective Fund by mail or telephone.

33.	Staff Comment: Please clarify whether shareholder of other Emerald funds within FIT will be able to exchange for shares of the Emerald Small Cap Value Fund and vice versa.

Registrant’s Response: Comment complied with. In the section titled “Comparison of Purchase, Redemption and Exchange Procedures”, the Registrant has noted that shareholders of the Emerald Fund may, subject to eligibility requirements, exchange their shares for those of the Emerald Banking and Finance Fund, the Emerald Growth Fund, and the Emerald Insights Fund, and that corresponding exchange privileges will be made available for shareholders of those other funds.

34.	Staff Comment: With respect to the Performance Information section: (i) replace “market index” with “broad based securities market index”; consider stating why no performance information for the Emerald Fund is presented; show year-to-date returns as of the most recent quarter end; show also average annual total returns for the Investor Class in the performance table required by Item 4(b)(2)(iii).

Registrant’s Response: Comment complied with. Please see the revised Performance Information section of the N-14.

35.	Staff Comment: Briefly discuss the approval of the interim advisory agreement for the Elessar Fund; clarify whether shareholders will be voting on an interim agreement.

Registrant’s Response: The Registrant has included disclosure regarding the terms of the interim investment management agreement entered into by Emerald and the Elessar Trust and has briefly discussed the consideration of the Interim Agreement by the Elessar Board in the section titled “Approval of the Elessar Fund’s Interim Advisory Agreement.” The Registrant notes also that, because the Reorganization is targeted for completion before the expiration of the Interim Agreement, it is not expected that shareholders of the Elessar Fund will be asked to approve a new advisory agreement.

36.	Staff Comment: In the section titled “Advisory Agreement” clarify the management fee rate for the Emerald Fund. Discuss terms of the fee waiver and review the April 30, 2015 date referenced in the same section.

Registrant’s Response: Comment complied with. The Adviser has corrected erroneous references to the management fee rate for the Emerald Fund and updated other disclosure pertaining to the advisory agreement as appropriate.

U.S. Securities and Exchange Commission
June 10, 2015

37.	Staff Comment: Please correct references to “Emerald Fund, Inc.”.

Registrant’s Response: Comment complied with.

38.	Staff Comment: Please review the discussion of Section 15(f) and consider whether the statement that “no interest in Elessar is being sold in connection with the Reorganization” remains appropriate.

Registrant’s Response: Based on information provided by the Adviser, the Registrant has deleted the aforementioned sentence.

39.	Staff Comment: Confirm supplementally that no compensation is being paid to any individual or agent of Emerald or to any other “participant in a solicitation” as defined in Item 4 of Schedule A in connection with proxy solicitation efforts for the Reorganization.

Registrant’s Response: Based on information provided by the Adviser, the Registrant confirms that no compensation is being paid to any individual or agent of Emerald or to any other “participant in a solicitation” as defined in Item 4 of Schedule A in connection with proxy solicitation efforts for the Reorganization.

40.	Staff Comment: Please include the required share and class information as of the Record Date.

Registrant’s Response: Comment complied with.

41.	Staff Comment: Include a statement in the N-14 disclosing how unmarked or improperly marked proxies will be voted.

Registrant’s Response: Comment complied with. The Registrant has included a statement in the “Voting” section to the effect that unmarked or improperly marked proxies received will be voted for approval of the Reorganization and for approval of any matters deemed appropriate.

42.	Staff Comment: Update the share ownership information (currently shown as of December 31, 2014) as of the most recent practicable date.

Registrant’s Response: Comment complied with. The share ownership information has been updated as of May 31, 2015.

U.S. Securities and Exchange Commission
June 10, 2015

43.	Staff Comment: In the introductory paragraph to the Financial Highlights information, consider whether the term “for the past years” is potentially misleading.

Registrant’s Response: In light of the Staff Comment, the Registrant has revised the sentence in question to refer to the Elessar Fund’s “historical” financial performance.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP